SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549


                         SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                     (Amendment No.  N/A)*


                      Thomas Nelson, Inc.
                     ---------------------
                        (Name of Issuer)

                         Common Stock
                     Class B Common Stock
                     --------------------
                (Title of Class of Securities)

                           640376109
                           640376208
                     --------------------
                        (CUSIP Number)



                         S. Joseph Moore
          501 Nelson Place, Nashville, TN  37214-1000
                        (615) 889-9000
                     --------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notice and Communications)

                        January 1, 1999
                     ---------------------
    (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 640376109           13D                Page 2 of 7
==============================================================

     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     S. Joseph Moore
     SSN ####-##-####
--------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     Not applicable                               (a)  [    ]
                                                  (b)  [    ]
--------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------
     SOURCE OF FUNDS
4
     00/NA
--------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                      [    ]
--------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America
--------------------------------------------------------------

                         SOLE VOTING POWER
                    7    263,605 shares of Common Stock
                         (includes 54,142 shares of Class B
                         Common Stock which is convertible
                         into Common Stock on a one to one
                         basis)
      NUMBER OF          -------------------------------------
       SHARES            SHARED VOTING POWER
    BENEFICIALLY    8    77,160 shares of Common Stock (includes
      OWNED BY           37,785 shares of Class B Common Stock
        EACH             which is convertible into Common Stock
     REPORTING           on a one to one basis)
       PERSON            -------------------------------------
        WITH             SOLE DISPOSITIVE POWER
                    9    255,817 shares of Common Stock
                         (includes 54,050 shares of Class B
                         Common Stock which is convertible into
                         Common Stock on a one to one basis)
                         --------------------------------------
                         SHARED DISPOSITIVE POWER
                    10   84,948 shares of Common Stock (includes
                         37,877 shares of Class B Common Stock
                         which is convertible into Common Stock
                         on a one to one basis)
---------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
11   340,765 shares of Common Stock, consisting of 90,296
     shares of Common Stock held directly, 39,375 shares of Common Stock held indirectly, options to purchase 112,500 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, options to purchase 6,667 shares of Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, and 91,927 shares of Common Stock issuable upon conversion of 91,927 shares of Class B Common Stock, which is convertible on a one to one basis at the election of the holder at any time.
--------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
12   N/A                                                [    ]
--------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   1.9% Common Stock    (255,817/13,796,995)
--------------------------------------------------------------
     TYPE OF REPORTING PERSON

14   Individual
--------------------------------------------------------------



CUSIP NO. 640376208           13D                Page 3 of 7
==============================================================
     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     S. Joseph Moore
     SSN ####-##-####
--------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     Not applicable                               (a)  [    ]
                                                  (b)  [    ]
--------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------
     SOURCE OF FUNDS
4
     00/NA
--------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                      [    ]
--------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America
--------------------------------------------------------------

                         SOLE VOTING POWER
                    7    166,642 shares of Class B Common Stock

      NUMBER OF          -------------------------------------
       SHARES            SHARED VOTING POWER
    BENEFICIALLY    8    37,785 shares of Class B Common Stock
      OWNED BY
        EACH
      REPORTING          -------------------------------------
       PERSON            SOLE DISPOSITIVE POWER
        WITH        9    166,549 shares of Class B Common Stock

                         -------------------------------------
                         SHARED DISPOSITIVE POWER
                    10   37,878 shares of Class B Common Stock

--------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
11   204,427 shares of Class B Common Stock, consisting of
     54,142 shares of Class B Common Stock held directly, 37,785 shares of Class B Common Stock held indirectly, and options to purchase 112,500 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.
--------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
12   N/A                                             [    ]

--------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   13.6% Class B Common Stock  (166,549/1,224,174)
--------------------------------------------------------------
     TYPE OF REPORTING PERSON

14   Individual
--------------------------------------------------------------



Date:    2/12/99                                Page 4 of 7
==============================================================

     Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), and the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.

     Item 2.  Identity and Background.

     (a)  S. Joseph Moore.

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c)  Executive Vice President, Thomas Nelson, Inc., 501
          Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e)  N/A

     (f)  United States.

     Item 3.  Source and Amount of Funds or Other
     Consideration.

     This Schedule 13D is filed to reflect Mr. Moore's beneficial ownership of Common Stock and Class B Common Stock of the Issuer, including beneficial ownership resulting from the vesting of certain stock options issued pursuant to the Issuer's 1992 Employee Stock Incentive Plan. These options will become exercisable on March 2, 1999 for the purchase of the following number of shares of either Common Stock or Class B Common Stock (at Mr. Moore's election) at the following exercise prices: 25,000 shares at $12.75 per Common share or $13.00 per Class B Common share and 25,000 shares at $16.09 per Common share or $16.25 per Class B Common share. These option grants were awarded by the Compensation Committee of the Board of Directors of the Issuer pursuant to the Issuer's 1992 Employee Stock Incentive Plan as long-term incentive compen-sation as set forth in the Issuer's Proxy Statement dated
July 10, 1998 for its Annual Meeting of Shareholders.

     Item 4.  Purpose of Transaction.

     The option grants vesting on March 2, 1999 are long-term incentive compensation. Mr. Moore holds shares of Common Stock and Class B Common Stock described herein for investment purposes, but may consider plans or proposals in the future which relate to or would result in:

     (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
     (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     Item 5.  Interests in Securities of the Issuer.

     (a) Mr. Moore beneficially owns 1.9% of the Common Stock of the Issuer, or 340,765 shares of Common Stock, consisting of 90,296 shares of Common Stock held directly, 39,375 shares of Common Stock held indirectly, options to purchase
112,500 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, options to purchase 6,667 shares of Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, and 91,927 shares of Common Stock issuable upon conversion of 91,927 shares of Class B Common Stock, which is convertible on a one to one basis at the election of the holder at any time.

     Mr. Moore also beneficially owns 13.6% of the Class B Common Stock of the Issuer, or 204,427 shares of Class B Common Stock, consisting of 54,142 shares of Class B Common Stock held directly, 37,785 shares of Class B Common Stock held indirectly, and options to purchase 112,500 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.

     (b) Mr. Moore beneficially owns the following number of shares with:

          Common Stock:
          -------------
          Sole Voting Power:  263,605 shares of Common Stock
          (includes 54,142 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Shared Voting Power:  77,160 shares of Common Stock
          (includes 37,785 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Sole Dispositive Power:  255,817 shares of Common
          Stock (includes 54,050 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis.

          Shared Dispositive Power:  84,948 shares of Common
          Stock (includes 37,878 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis.

          Class B Common Stock:
          ---------------------
          Sole Voting Power:  166,642 shares of Class B Common
                              Stock
          Shared Voting Power:  37,785 shares of Class B Common
                              Stock
          Sole Dispositive Power:  166,549 shares of Class B
                              Common Stock
          Shared Dispositive Power:  37,878 shares of Class B
                              Common Stock

     Shared Voting Power: voting power with respect to the 77,160 shares of Common Stock beneficially owned (including 37,785 shares of Class B Common Stock) is shared with Mr. Moore's spouse,
Julia Moore, and their two minor children (under the Uniform Transfer to Minors Act), they reside at 1032 Lynnwood Boulevard, Nashville, Tennessee, 37221. Mrs. Moore is a homemaker and a citizen of the United States; the two children are students and also citizens of the United States. Mrs. Moore and their minor children have no disclosures pursuant to Item 2(d) and (e).

     Voting power is also shared with an irrevocable trust called the Samuel Joseph Moore Trust. The trustee is SunTrust Bank, a Georgia corporation, whose principal business is banking and trust Services. The address of the trustee's regional service office for the trust is P.O. Box 305110, Nashville, Tennessee, 37230-5110. To Mr. Moore's knowledge, the trustee has no disclosures pursuant to Item 2(d) and (e).

     Shared Dispositive Power: Mr. Moore shares dispositive power with respect to 84,948 shares of Common Stock described immediately above (including 37,878 shares of Class B Common Stock) with his spouse, his children and his trust. Mr. Moore shares dispositive power with respect to 7,788 shares of Common Stock beneficially owned (includes 93 shares of Class B Common Stock) and held in the Thomas Nelson Employee Stock Ownership Plan (the "ESOP"). The ESOP Trustee is Merrill Lynch Trust Company of Florida (the "Trustee"), a Florida corporation whose principal business is investment and brokerage services. The address of the Trustee's principal office and its principal business is 50 North Laura Street, Suite 3650, Jacksonville, Florida, 32202. To Mr. Moore's knowledge, the Trustee has no disclosures pursuant to Item 2(d) and (e).

     (c)  N/A

     (d)  N/A

     (e)  N/A

     Item 6.  Contracts, Arrangements, Understandings, or
Relationships with Respect to Securities of the Issuer.

     Mr. Moore's beneficial ownership of the Issuer's Common Stock and Class B Common Stock includes the right to acquire 12,500 shares and 100,000 shares of Common Stock or Class B Common Stock upon the exercise of options granted under the Issuer's 1986 Stock Incentive Plan and 1992 Employee Stock Incentive Plan, respectively. On March 2, 1998, Mr. Moore received a special grant under the 1992 Employee Stock Incentive Plan of options to purchase 50,000 shares of either Common Stock or Class B Common Stock (at his election) pursuant to a Stock Option Agreement dated March 2, 1998 (the "Stock Options"). The Stock Options vest and become exercisable on March 2, 1999. Shares may be purchased at the following exercise prices: 25,000 shares at $12.75 per Common share or $13.00 per Class B Common share and 25,000 shares at $16.09 per Common share or $16.25 per Class B Common share. The Stock Options expire on March 2, 2004.

     Item 7.  Material to be filed as Exhibits.

     Exhibit 1 Stock Option Agreement dated March 2, 1998, by and between Thomas Nelson, Inc. (Issuer) and S. Joseph Moore (Grantee).



Date:    2/12/99                              Page 7 of 7
==============================================================


                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 BY:   /s/ S. Joseph Moore
                                     -----------------------
                                         S. Joseph Moore



Date:  February 12, 1999
     --------------------